Offering Memorandum: Part II of Offering Document (Exhibit A to Form C/AR)

6D BYTES INC.
440 N Wolfe RD M/S 215
Sunnyvale, CA 94085
https://www.blendid.com/

Up to $1,999,998.39 in Common Stock at $1.69
Minimum Target Amount: $9,999.73

Company:

Company: 6D BYTES INC.
Address: 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085
State of Incorporation: DE
Date Incorporated: November 16, 2015

Terms:

Equity

Offering Minimum: $9,999.73 | 5,917 shares of Common Stock
Offering Maximum: $1,999,998.39 | 1,183,431 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.69
Minimum Investment Amount (per investor): $498.55

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time Based

Early Bird Investor Bonus Shares

- Week 1 - 20% bonus shares

- Week 2 - 15% bonus shares
- Week 3 - 10% bonus shares
- Week 4 - 5% bonus shares

Amount Based

Volume-based Investor Bonus Shares (Not cumulative with time-based Bonus Shares; of these, investors eligible for both will receive the higher of the two)

- Tier 1 - 5% bonus shares for investment of $5,000+
- Tier 2 - 10% bonus shares for investment of $10,000+
- Tier 3 - 25% bonus shares for investment of $25,000+

Volume-based Non-equity Incentive (Investors will receive only the largest volume-based gift card perk for which they are eligible)

- $50 Jamba gift card for $1K+ investment
- $100 Jamba gift card for $2K+ investment

Audience Based

Investors in the Company's Previous MicroVentures Regulation CF campaign will receive 5% bonus shares (Cumulative; if relevant, this will be added to other Bonus Shares)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

6D BYTES INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.69/ share, you will receive and own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes healthy smoothies made fresh-on-demand and customized to individual taste and nutrition preferences. Blendid's kiosks are currently deployed in college cafeterias and supermarkets. The company operates both branded food service locations and licenses its robotic solutions to other foodservice operators. The Company has deployed in multiple locations in partnership with Walmart and Jamba and is expected to grow these partnerships substantially to bring Blendid to more supermarkets and other commercial locations. The company has raised $16.1 million from crowd investors and institutional investors, including Benhamou Global Ventures, Partech Ventures, and Plug & Play Ventures.

Competitors and Industry

Industry and Market Analysis

The World Bank estimates the food and agriculture industries comprised nearly 10% of global GDP in 2019, a value of $8 trillion based on an estimated global GDP of $80 trillion.[1] A record $1.71 trillion was spent on food and beverages in 2018 at grocery stores and away-from-home meals and snacks in the U.S. alone. That same year Americans spent 9.7% of their disposable income on food, 5% at home and 4.7% ordering out.[2] According to Meticulous Research, the food robotics market was projected to account for $3.1 billion by 2025,[3] expanding at compound annual growth rate (CAGR) of 13.1% worldwide.[4]

More recently, market research provider Report Linker launched an impact survey to examine the impact COVID-19 and the looming recession are having on the market. In its findings, it estimated the food robotics market to account for $1.9 billion for the year 2020, as of July 2020, and anticipates the market will reach $4.3 billion by 2027. After an early analysis of the business implications of the pandemic, the U.S. market is estimated to account for $574.3 million in 2020. China, the world's second largest economy, is forecast to reach a projected market size of $755.1 million by the year 2027, growing at a CAGR of 11.6% over 2020 to 2027. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 10.9% and 10.2%, respectively, over the 2020 to 2027 period. Within Europe, Germany is forecast to grow at an 8.7% CAGR.[5]

An increasing focus by consumers on sustainability, health, freshness, and convenience has placed pressure on the food industry to innovate. AI and machine learning are expected to play an increasingly important role in the food industry. In manufacturing capacities, machine learning can be applied to conduct food market analysis. SPD Group notes that more specific use cases include the use of data collection and classification by machine learning algorithms to try to deduce which food tech trends will soon be popular.[6] Food product companies must also innovate to keep pace with increasing populations, rising population density, and higher caloric intakes. By 2030, six in seven people will consume at least 3,000 calories per day. By 2050, global population is expected to increase to 9.7 billion, with 66% of said population living in urban areas.[7]

Venture capital investments in food tech hit an all-time high in 2018 reaching $16.3 billion across 1,021 deals. Dollars invested in 2018 nearly quadrupled year-over-year, up from $5.5 billion in 2017 across 872 deals. In 2014, investments in food tech surged to $4.7 billion, up from $2.3 billion in the previous 5 years from 2009 to 2013 combined.[8] It's also important to note, venture capital investments in food tech for 2020 have already surpassed 2019's figure of $11 billion with about three months still left in the year. Other notable funding information for the industry in 2020 includes the following:[9]

- The median pre-money valuation is $15.5 million, up 172% from $9 million in 2019

- The median post-money valuation is $19.3 million, up 74% from $11.1 million in 2019

- The median deal size is $2.1 million, up 49% from $1.4 million in 2019

Competitors

Chowbotics: Founded in 2014, Chowbotics uses advanced robotics to make fresh nutritious food. The company's robot vending machine, Sally, makes personalized salads and meals instantly. It has deployed over 100 food robots and claims to have served over 100,000 fresh healthy meals.[10] In June 2018, Chowbotics announced it had raised $11 million in Series A-1 funding led by Foundry Group and Techstars. The company intends to use the proceeds to expand its robotic menu and create robots for grain bowls, breakfast bowls, poke bowls, açai bowls, and yogurt bowls.[11] In February 2021, food delivery and ordering service DoorDash announced that it had acquired Chowbotics.[12]

Spyce: Founded by MIT graduates, Spyce is a Boston, Massachusetts restaurant powered by a fully robotic kitchen that can cook a customer's meal in three minutes or less, it claims. The robotic kitchen is designed to prepare food, cook it, and clean up. The founders, Michael Farid, Brady Knight, Luke Schlueter, and Kale Rogers were inspired to create the robotic restaurant technology concept in light of their experiences as hungry student-athletes on tight budgets. In September 2018, the company announced it had raised $21 million in Series A funding to help expansion efforts and to advance its robotic technology. Consumer company investors Collaborative Fund, Maveron, and existing investor Khosla Ventures participated in the round.[13]

Smoothie King: Headquartered in Dallas Texas, Smoothie King is a premier nutritional and lifestyle smoothie bar franchise. The company opened its first store in 1973 and began its franchise expansion in 1989. It now has more than 1,000 stores operating in 34 states, the Caymans, Trinidad, and the Republic of Korea. Its menu offers recipe blends for 28 different fitness blends, 20 slim blends, 17 wellness blends, 17 break time blends, and six kids blends.[14] In 2019, the company was ranked the #1 smoothie franchise in Entrepreneur Magazine's 43rd annual franchise 500 list.[15] In 2018, Smoothie King announced it had achieved record systemwide sales of over $435 million.[16]

Jamba: Founded as Juice Club in 1990 in San Luis Obispo, California, Jamba provides blended whole fruit and vegetable smoothies, bowls, juices, cold-pressed shots, boosts, snacks, and meal replacements. As of 2020, Jamba has more than 850 locations operating in 36 U.S. states, as well as the Philippines, Taiwan, South Korea, Thailand, and Japan.[17] In 2006, the company went public via a reverse merger with the entity Services Acquisition for $265 million.[18] It was subsequently sold to the private equity firm Roark Capital's Focus Brands Inc. for $200 million in 2018.[19]

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1 https://blogs.worldbank.org/voices/do-costs-global-food-system-outweigh-its-monetary-value

2 https://techcrunch.com/2019/10/22/the-foodtech-investment-opportunity-present-and-future/

3 https://www.meticulousresearch.com/product/food-robotics-market-4957

4 https://www.grandviewresearch.com/press-release/global-food-robotics-market

5 https://www.reportlinker.com/p05798620/Global-Food-Robotics-Industry.html?utm_source=GNW

6 https://spd.group/machine-learning/machine-learning-and-ai-in-food-industry/

7 https://www.accenture.com/us-en/_acnmedia/pdf-70/accenture-future-of-food-new-realities-for-the-industry.pdf

8 Pitchbook Industry Data; pulled: October 22, 2020

9 Ibid.

10 https://www.linkedin.com/company/chowbotics/about/

11 https://techcrunch.com/2018/06/13/chowbotics-raises-11-million-to-move-its-robot-beyond-salads/

12 https://blog.doordash.com/welcoming-chowbotics-to-the-doordash-team-cf0b59c4ce94

13 https://boston.eater.com/2018/9/7/17832612/spyce-robotic-restaurant-21-million-dollar-series-a-funding

14 https://www.smoothieking.com/our-story

15 https://www.linkedin.com/company/smoothie-king/about/

16 https://www.qsrmagazine.com/news/smoothie-king-earns-high-franchise-marks after-record-year

17 https://www.linkedin.com/company/jamba-juice/about/

18 https://www.thestreet.com/investing/stocks/poring-through-the-past-at-jamba juice-10276578

19 https://www.restaurantdive.com/news/parent-company-of-cinnabon-jamba-juice considers-ipo/540891/

Current Stage and Roadmap

Current Development Stage

The company is in the commercialization phase of its first product – an 8'x8' autonomous, contactless robotic kiosk that prepares and serves smoothies – in partnership with global brands and operators. The Blendid kiosk uses robotics, machine vision, and artificial intelligence to prepare and serve its healthy, fresh, and delicious smoothies. Blendid's smoothies are customized and made-to-order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

Future Roadmap

The company intends to set up mass manufacturing of its current product and scale up deployments in 2021 and beyond. Capital raised in this round will support these goals and enable acceleration of our planned efforts to build additional products in various form factors to serve adjacent markets, along with expanding into automation of other cuisines.

The Team

Officers and Directors

Name: Eric Benhamou

Eric Benhamou's current primary role is with Benhamou Global Ventures. Eric Benhamou currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 13, 2017 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Benhamou Global Ventures
  Title: Founding General Partner
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Leading the venture fund as General Partner.

Other business experience in the past three years:

- **Employer:** Evinced
  Title: Board Member
  Dates of Service: October 01, 2020 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Secret Double Octopus
  Title: Chairman of the Board
  Dates of Service: January 01, 2020 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Virtana
  Title: Board Member
  Dates of Service: March 01, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Totango
  Title: Chairman of the Board
  Dates of Service: July 01, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Silicon Valley Bank
  Title: Board Member - Chairman of the Nomination and Governance Committee
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Grid Dynamics
  Title: Board Member - Chairman of the Compensation Committee
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Ayehu Software Technologies Ltd.
  Title: Board Member
  Dates of Service: July 01, 2015 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Israel Venture Network
  Title: Chairman of the Board
  Dates of Service: June 01, 2001 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** AFAM
  Title: Chairman of the Board
  Dates of Service: January 01, 2007 - June 01, 2020
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Cypress Semiconductor
  Title: Chairman of the Board
  Dates of Service: January 01, 1994 - June 01, 2018
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Name: Veronica Wu

Veronica Wu's current primary role is with Capgemini. Veronica Wu currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 30, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Capgemini
  Title: Member of the Global Advisory Board
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Member of the Global Advisory Board

Other business experience in the past three years:

- **Employer:** VF Corporation
  Title: Board Member
  Dates of Service: July 01, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Hone Capital
  Title: Managing Partner
  Dates of Service: June 01, 2015 - August 01, 2020
  Responsibilities: Crafted investment strategy that focuses on integrating technology and quantitative tools through out investment process to enable scalable and superior investment selection; developed the team and led overall operation

Other business experience in the past three years:

- **Employer:** China Science and Merchants Capital Investment Group
  Title: Co-President
  Dates of Service: April 01, 2015 - December 01, 2019
  Responsibilities: Responsible for the group's international business development and operations

Name: Vipin Jain

Vipin Jain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** CEO
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Chief Executive Officer (annual salary: $200K, fully diluted ownership: 16.60%)

Name: Venkateswaran Ayalur

Venkateswaran Ayalur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** CTO
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Chief Technology Officer (annual salary: $190K, fully diluted equity ownership: 16.60%)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another entity. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was formed on as a corporation in Delaware on November 16, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We rely on various intellectual property rights, including patents and trademarks, in order to operate our business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), NSF (National Sanitation Foundation), county health departments, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We could be adversely affected by product liability, personal injury, or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition, and results of operations.

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations, or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. Specifically, COVID -19 may impact the production and distribution of the Company. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

Investors in the company's Common Stock have assigned their voting rights.
In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's CEO. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.
In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be

successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BGV III, L.P.	1,499,999	Series Seed 1 Preferred Stock	
BGV III, L.P.	987,178	Series Seed 2 Preferred Stock	21.27
BGV III, L.P.	1,123,710	Series A-1 Preferred Stock	
BGV III, L.P.	1,432,169	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Convertible Reg D Note, and Convertible Crowd Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,183,431 of Common Stock.

Common Stock

The amount of security authorized is 36,964,360 with a total of 14,351,573 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (14,351,573) includes 9,540,000 shares issued, 70,630 shares to be issued pursuant to outstanding warrants, 3,492,218 shares to be issued pursuant to outstanding stock options, and 1,248,725 shares reserved under the 2015 Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 2,540,369 with a total of 2,540,369 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Series A Preferred Stock

The amount of security authorized is 8,141,727 with a total of 6,453,067 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (6,453,067) includes 5,668,570 shares issued and 784,497 shares to be issued pursuant to outstanding warrants.

1X liquidation preference

Series Seed 1 Preferred Stock

The amount of security authorized is 4,178,535 with a total of 4,178,535 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (4,178,535) includes 3,928,535 shares issued and 250,000 shares to be issued pursuant to outstanding warrants.

1X liquidation preference.

Series Seed 2 Preferred Stock

The amount of security authorized is 2,028,781 with a total of 2,028,781 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Convertible Reg D Note

The security will convert into Next preferred equity found, otherwise series a and the terms of the Convertible Reg D Note are outlined below:

Amount outstanding: $2,050,000.00
Maturity Date: October 31, 2021
Interest Rate: 6.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: 6,000,000

Material Rights

Principlal + interest + a repayment premium equal to 100% of the outstanding principal amount in case of change of control in case the note is outstanding at that time.

Convertible Crowd Note

The security will convert into Preferred shares and the terms of the Convertible Crowd Note are outlined below:

Amount outstanding: $491,580.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: 1,000,000

Material Rights

In the event of a Corporate Transaction, holder will receive the higher of (i) an amount equal to two times (2X) the price paid Crowd Note (i.e., 2x your principal amount) or (ii) an amount that the holder would have been entitled to receive in such Corporate Transaction had this Crowd Note been converted in full immediately prior to the closing of the Corporate Transaction. If there are not enough funds to pay Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,523,581.00
  Number of Securities Sold: 8,205,093
  Use of proceeds: Supporting commercialization of first product
  Date: May 24, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,050,000.00
  Use of proceeds: Commercialization of first product
  Date: October 31, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $471,270.00
  Use of proceeds: This capital will be used for wages and compensation, marketing, R&D, repayment of debt, and G&A expenses.
  Date: March 01, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue: Revenue for fiscal year 2020 was $64,119, compared to $83,346 for fiscal year 2019. The decrease in revenue was due to the impact of Covid-19.

Gross margins: 2020 gross profit increased to ($1,507) from 2019 gross profit of ($10,369).

Expenses: Operating expenses increased but just under 5%, driven largely by approximately tripling Sales and Marketing expenses. This reflects expanded efforts focused on customer generation and business development, which included new marketing assets and business development activities.

Historical results and cash flows:

The Company sustained operating losses of $3,881,367 and $4,058,999 over fiscal years 2019 and 2020, respectively. The relatively small change in year-over-year losses reflects strong performance in light of two key factors. First, this was true despite the broader economic impacts of the Covid-19 pandemic. Second, Blendid was able to sustain fairly steady performance despite being a start-up with new and revolutionary technology (whereas technology companies at a similar stage often realize significant increases in year-over-year expenses as they hone their products and technology). The Company anticipates similar results in the upcoming several fiscal years. Though the company also anticipates increased revenue during that time, it will be offset by further investment in building the business for long-term success and sustainability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of end of fiscal year 2020, the Company had $2,273,275 of cash on hand, which compares to $4,309,340 in 2019.

In fiscal year 2020, the Company closed on $2,050,000 in convertible notes with an interest rate of 6%. The Company also received a Paycheck Protection Program loan of $506,700, which has a 1% interest rate.

Additionally, the Company entered into a Second Amendment to its Loan and Security Agreement with Silicon Valley Bank for a $1,866,540 line of credit. The current terms and conditions of this line of credit include 8% annual interest, with payments deferred until April 1, 2021 and the loan due by March 1, 2022.

The Company raised $471,270 through a Regulation CF campaign through MicroVentures, which closed in March 2021. The Company plans to continue raising capital in 2021 through a Regulation CF campaign through StartEngine.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has access to capital to be able to operate through 2021. However, if it is able to close on additional capital through this Regulation CF round, it will be able to invest more in marketing, R&D, and growth. While this will increase operating losses in 2021, it will ultimately grow revenue and market share for the company in the coming years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has access to capital to be able to operate through 2021. However, if it is unable to continue fundraising, its ability to build the business in order to grow revenue and become sustainable in the coming years will be at risk.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company is able to raise the minimum amount in this offering, it will be able to operate through 2021, based on its cash on hand of $2,273,275 as of the end of fiscal year 2020 and access to additional sources of capital, including its line of credit through Silicon Valley Bank.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company is able to raise the maximum amount in this offering, it will be able to operate for up to two years. These funds, plus the Company's cash on hand of $2,273,275 as of the end of fiscal year 2020, plus the additional capital resources to which it has access, will provide enough cash runway to operate through 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has significant access to capital through investment through private means, in addition to the ability to raise additional funds through further equity crowdfunding and access its line of credit.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $506,700.00
  Interest Rate: 1.0%

- **Creditor:** Silicon Valley Bank
  Amount Owed: $1,866,540.00
  Interest Rate: 8.0%

Maturity Date: March 01, 2022

- **Creditor:** Convertible Note Series 2020A Holders
  Amount Owed: $2,050,000.00
  Interest Rate: 6.0%
  All principal, together with accrued and unpaid interest under the Notes, is due and payable upon the earlier to occur of: a) 12 months after the initial issuance of the Notes (the "Maturity Date") unless extended up to 18 months at the election of the noteholders. Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share. The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control.

Related Party Transactions

- **Name of Entity:** Vipin Jain, Venki Ayalur, Vijay Dodd
  Relationship to Company: Founder and employees
  Nature / amount of interest in the transaction: Company issued Promissory notes to founders for the cash contribution made and material expenses incurred by founders. Actual expenses incurred and cash contribution by founders was in service of developing idea for the Company before any outside financing was raised.
  Material Terms: Promissory notes totaling $133,008.90 as of October 31, 2020, to be paid back with next equity financing.

Valuation

Pre-Money Valuation: $49,943,429.25

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $491,580.00 in Convertible Crowd Note outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

<u>Valuation Basis</u>

The Company raised Series A financing in 2019, with shares sold to institutional investors at $1.30 per share. Since then, the Company has commercialized its product in supermarkets and established marquee partnerships with global brands Jamba and Wal-Mart.

The $46M valuation of competitor Chowbotics in 2018 (according to Pitchbook, as cited by the Wall Street Journal) provides a relevant benchmark for Blendid. This similar valuation was based on having reached a comparable stage of production capabilities, and Blendid - having established corporate partnerships with Jamba and Wal-Mart - is currently farther along in penetrating the market than Chowbotics was at that point. Furthermore, on this foundation, Chowbotics was acquired by DoorDash in 2021. In addition, Blended's more sophisticated (complex) process automation not only supports a comparable valuation to Chowbotics but also reflects value in the market more broadly, both in terms of supporting market adoption and presenting a barrier to entry for potential competitors.

https://www.wsj.com/articles/doordash-is-buying-robotics-startup-chowbotics-11612805441

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  R&D for new products, with a focus on automation of additional cuisine types.

If we raise the over allotment amount of $1,999,998.39, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Onsite and digital marketing to drive awareness and trials at its commercial locations.

- *Operations*
  10.0%
  Support deployment and bringup of new locations using the company product.

- *Research & Development*
  20.0%
  R&D for additional products and automation of cuisines.

- *Working Capital*
  20.0%
  Working capital in order to be able to assemble and ship product to customer locations in a desired timeframe.

- *Company Employment*
  30.0%
  Employees in R&D, marketing, operations, sales and G&A.

- *G&A*
  6.5%
  General and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blendid.com/ (https://www.blendid.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blendid

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 6D BYTES INC.

[See attached]

6D BYTES INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

October 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

February 26, 2021

To: Board of Directors, 6D BYTES INC.
        Attn: Vipin Jain
Re: FYE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of 6D BYTES INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended October 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that its ability to continue as a going concern depends on its ability to raise additional financing in the years ahead. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 26, 2021


6D BYTES INC.
BALANCE SHEET
As of October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements


ASSETS		FYE2020		FYE2019
Current Assets				
Cash and cash equivalents	$	2,273,275	$	4,309,340
Accounts receivable		5,710		15,541
Other current assets		35,523		6,332
Total current assets		2,314,508		4,331,212
Fixed assets, net of accumulated depreciation		1,592,935		1,205,924
Security deposits		44,417		29,417
Total Assets	**$**	**3,951,860**	**$**	**5,566,553**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	42,926	$	128,583
Accrued expenses		120,678		40,000
Deposit liability		0		750,000
Notes payable – current portion		1,866,540		0
Total Current Liabilities		2,030,144		918,583
Notes payable – long-term portion		614,753		514,003
Convertible note payable		2,050,000		0
Interest payable		0		21,641
Total Liabilities		4,694,897		1,454,228
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares of $0.0001 authorized, 8,060,000 and 8,000,000 shares issued and outstanding as of October 31, 2020 and 2019)		806		800
Preferred Stock (20,000,000 shares of $1.00 par value, 14,162,409 and 14,162,409 shares issued and outstanding as of October 31, 2020 and 2019), net of offering costs of $0 and $93,896, respectively		13,476,330		13,476,330
Additional paid-in capital		29,159		9,065
Syndication costs		(106,560)		(93,896)
Retained earnings		(14,142,773)		(9,279,975)
Total Shareholders' Equity		(743,038)		4,112,324
Total Liabilities and Shareholder's Equity	**$**	**3,951,860**	**$**	**5,566,553**

6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2020	FYE 2019
Revenues, net	$ 64,119	$ 83,346
Less: Cost of goods sold	65,627	93,715
Gross profit	(1,507)	(10,369)
Operating expenses		
General and administrative	952,703	735,935
Research and development	2,295,150	2,408,486
Sales and marketing	809,639	726,576
Total operating expenses	4,057,492	3,870,998
Net Operating Income (Loss)	(4,058,999)	(3,881,367)
Interest income (expense), net	(82,013)	(60,256)
Other income (expense)	90,566	28,083
(Loss) on sale of equipment	0	(55,255)
Depreciation (expense)	(811,552)	(122,210)
Tax (provision) benefit	(800)	2,537
Net Income (Loss)	$ (4,862,798)	$ (4,088,468)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Syndication Fees	Retained Deficit	Total Shareholders' Equity
	# of shares	$	# of shares	$				
Balance as of November 1, 2018	8,000,000	$ 800	6,046,645	$ 6,046,645	$ 9,065	$ 0	$ (5,100,593)	$ 955,917
Issuance of preferred stock			8,115,764	7,429,685	(93,896)			7,335,789
Prior period adjustment to retained earnings							(90,915)	(90,915)
Net income (loss)							(4,088,468)	(4,088,468)
Balance as of October 31, 2019	8,000,000	$ 800	14,162,409	$ 13,476,330	$ 9,065	$ (93,896)	$ (9,279,975)	$ 4,112,323
Issuance of common stock	60,000	6			20,094	(12,664)		7,436
Net income (loss)							(4,862,798)	(4,862,798)
Balance as of October 31, 2020	8,060,000	$ 806	14,162,409	$ 13,476,330	$ 29,159	(106,560)	$ (14,142,773)	$ (743,038)

6D BYTES INC.
STATEMENT OF CASH FLOWS
For Years Ended October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (4,862,798)	$ (4,088,468)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: depreciation	811,552	122,210
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	9,831	(15,541)
(Increase) Decrease in other current assets	(29,191)	(6,207)
(Increase) Decrease in security deposits	(15,000)	(29,417)
Increase (Decrease) in accounts and credit cards payable	(85,657)	30,589
Increase (Decrease) in accrued expenses	80,678	(133,710)
Increase (Decrease) in accrued interest	(21,641)	21,641
Increase (Decrease) in deposit liability	(750,000)	750,000
Net cash used in operating activities	(4,862,226)	(3,348,903)
Investing Activities		
Purchase of fixed assets	(1,198,563)	(1,248,167)
Net cash used in operating activities	(1,198,563)	(1,248,167)
Financing Activities		
Proceeds (repayment) of notes and convertible notes	4,017,290	(219,920)
Issuance of common or preferred stock	20,100	7,429,685
Payments of issuance costs	(12,664)	(93,896)
Non-cash adjustment	0	(90,914)
Net change in cash from financing activities	4,024,726	7,024,955
Net change in cash and cash equivalents	(2,036,065)	2,427,886
Cash and cash equivalents at beginning of period	4,309,340	1,881,453
Cash and cash equivalents at end of period	$ 2,273,275	$ 4,309,340

6D BYTES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending October 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California and has retail space in Palo Alto, CA.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several Northern California locations and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2020 and 2019, the Company had $2,273,275 and $4,309,340 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost, Kiosk Assets and Concept Store Buildout. Kiosk assets are built and portable to be placed in a store front. They are depreciated over 3 years. Costs related to the design and buildout of the concept storefront are depreciated over the lease period.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2019	Additions	Disposals	Depreciation	Balance at October 31, 2020
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,567				79,567
Kiosk Assets	992,380	1,156,172		769,369	1,379,183
Concept Store	88,472	38,035		25,837	100,670
Computers & Equipment	35,104	4,355		16,346	23,114
Total	$ 1,205,924	1,198,563		811,552	$ 1,592,935

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Deposit Liabilities
The deposit liability of $750,000 recorded as of October 31, 2019 was partially paid back ($650,000) and partially recorded as a break-up fee in other income ($100,000) during the fiscal year ending October 31, 2020.

On December 29, 2019, the Company agreed to a letter Re: Termination of International Deployment and Marketing Agreement. The original $750,000 deposit liability was replaced with a $100,000 termination fee.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sales blended drinks. As a result, the Company recognizes revenue immediately at the time of sale.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2020 and 2019, the Company had $651,196 and $276,702 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended ended October 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,500 of principal and $27,976 of accrued interest totaling $133,476 as of October 31, 2020.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable
On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due by March 1, 2022.

The Company also received a Paycheck Protection Program loan ("PPP") as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020. Until forgiven, PPP loans are a legal form of debt. The company has chosen to account for this loan under the guidance for Debt as contained in ASC 470, and accounted for interest under the guidance of ASC 835 Interest, until such time that it is determined whether this PPP loan will be granted forgiveness. Interest was recognized in the amount of $2,486 bringing the carrying value of the principal and accumulated interest of the SBA PPP loan shown on the Company balance sheet as debt to $509,186 as of the fiscal year-end of October 31, 2020.

Convertible Notes
On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the "Holders". Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations